SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. _____)(1)


                           Concur Technologies, Inc.
                    --------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.001 par value
                        (Title of Class of Securities)

                                   206708109
                              ------------------
                                (CUSIP Number)

                               Stephen P. Norman
            American Express Travel Related Services Company, Inc.
                         200 Vesey Street, 50th Floor
                              New York, NY 10285
                                (212) 640-2000
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 29, 2008
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

----------------------------------------------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 8 pages)

CUSIP No.  206708109

                                      13D

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       American Express Travel Related Services Company, Inc.
       EIN No.:  13-3133497

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                 (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
       WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS       [ ]
    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       New York

NUMBER OF SHARES            7.  SOLE VOTING POWER
BENEFICIALLY OWNED BY           7,680,000 shares of Common Stock*
EACH REPORTING PERSON
WITH
                            8.  SHARED VOTING POWER
                                0

                            9.  SOLE DISPOSITIVE POWER
                                7,680,000 shares of Common Stock*

                           10.  SHARED DISPOSITIVE POWER
                                0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       7,680,000 shares of Common Stock*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                            [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.2%*

14. TYPE OF REPORTING PERSON
       CO

                              (Page 2 of 8 pages)

CUSIP No.  206708109
                                      13D

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       American Express Company
       EIN No.:  13-4922250

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                        (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
       Not applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)          [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       New York

NUMBER OF SHARES            7.  SOLE VOTING POWER
BENEFICIALLY OWNED BY           7,680,000 shares of Common Stock*
EACH REPORTING PERSON
WITH
                            8.  SHARED VOTING POWER
                                0

                            9.  SOLE DISPOSITIVE POWER
                                7,680,000 shares of Common Stock*

                           10.  SHARED DISPOSITIVE POWER
                                0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       7,680,000 shares of Common Stock*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                            [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.2%*

14. TYPE OF REPORTING PERSON
       CO

                              (Page 3 of 8 pages)

         * These beneficial ownership calculations include the 1,280,000 shares of Common Stock of Concur Technologies, Inc. issuable upon exercise of the Warrant, as described below.

         This Schedule 13D relates to the acquisition by American Express Travel Related Services Company, Inc., a New York corporation (the "Investor"), of 6,400,000 shares of Common Stock (the "Shares"), par value $0.001 per share ("Common Stock"), of Concur Technologies, Inc., a Delaware corporation ("Concur," the "Company" or the "Issuer"), and a warrant (the "Warrant") to purchase 1,280,000 shares (the "Warrant Shares") of Common Stock, pursuant to a Securities Purchase Agreement, dated as of July 29, 2008 (the "Purchase Agreement"), between the Investor and Concur. Copies of the Purchase Agreement and the Warrant are filed hereto as Exhibits I and II, respectively, and are incorporated herein by reference.

         Information given in response to each item shall be deemed incorporated by reference in all other items.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock of Concur.

         The principal executive offices of the Company are located at 18400 NE Union Hill Road, Redmond, Washington 98052.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by American Express Company, a New York corporation ("American Express"), and the Investor, which is a wholly-owned subsidiary of American Express. American Express is a leading global payments and travel company whose principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. Investor is the principal operating subsidiary of American Express. The address of the principal businesses and offices of American Express and the Investor is 200 Vesey Street, New York, New York 10285.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of American Express and the Investor are set forth in Appendix A and Appendix B and are incorporated herein by reference.

         During the last five years, neither American Express, the Investor, nor, to the best knowledge of American Express and the Investor, any of their respective executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither American Express, the Investor nor, to the best knowledge of American Express and the Investor, any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person's being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                              (Page 4 of 8 pages)

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds used to purchase the Shares and the Warrant were provided from working capital of the Investor. The Warrant is exercisable at any time, has an exercise price equal to $39.27 per share ("Exercise Price"), is non-transferable, and has a term of exercise of two (2) years from and after July 29, 2008. The aggregate amount of funds used to purchase the Shares and the Warrant was $251,328,000.

ITEM 4. PURPOSE OF TRANSACTION.

         On July 29, 2008, (i) the Investor and Concur entered into the Purchase Agreement, pursuant to which Concur sold and issued to the Investor the Shares and the Warrant, and (ii) Concur executed and delivered to the Investor the Warrant. Copies of the Purchase Agreement and the Warrant are filed as exhibits hereto and the discussion of each of the Purchase Agreement and the Warrant is qualified in its entirety by the complete text of such exhibits.

         The Purchase Agreement provides as follows:

          DIRECTOR APPOINTMENT. For so long as the Investor owns at least 10% of Concur's outstanding shares of Common Stock and certain other conditions set forth in the Purchase Agreement have been satisfied, the Investor may nominate one person (the "Investor Director") to serve as a member of Concur's Board of Directors (the "Board"). The Investor designated, and Concur has appointed, Edward P. Gilligan to the Board as the initial Investor Director.

         VOTING. Subject to the terms and conditions of the Purchase Agreement, the Investor and its affiliates have agreed to vote the Investor's shares of Common Stock either in the manner recommended by the Board or in proportion to the votes cast by other holders of Common Stock, with specified exceptions. In elections of Board members, the Investor and its affiliates are obligated to vote their shares in favor of the Investor Director and the other individuals recommended by the Board for election.

         STANDSTILL. Subject to the terms and conditions of the Purchase Agreement, the Investor and its affiliates are limited in their ability to acquire additional shares of Common Stock if the acquisition would increase the total percentage of beneficial ownership of Common Stock (including the Warrant) held by the Investor and its affiliates to more than 15.2%, or acquire additional shares of Common Stock (other than from Concur) until the Warrant has been fully exercised or has expired if the Investor and its affiliates would own or control more than 13.0% of the outstanding Common
Stock. The Investor also has agreed to restrictions on its ability to propose to enter into a business combination with Concur, seek to control the management, Board or policies of Concur enter into voting arrangements with third parties with respect to Concur, or make public announcements regarding the possibility of a business combination with Concur or any subsidiary or division thereof.

                              (Page 5 of 8 pages)

         STOCK SALE/BUYBACK. Under certain circumstances, if the Investor and its affiliates exceed the ownership limitations set forth in the Purchase Agreement and described above, it must sell shares of Common Stock to either Concur or third parties so as to not exceed such ownership limitations.

         LOCKUP. Until July 29, 2009, the Investor may not sell, transfer or otherwise dispose of the Shares, and until the later of July 29, 2009 or six months after the exercise of the Warrant, it may not sell, transfer or otherwise dispose of the Warrant Shares, except that the Investor may pledge such securities as collateral in certain circumstances. Thereafter, for such time as Investor and its affiliates own at least 3.5% of the outstanding Common Stock, the volume and manner of transfers by the Investor and its affiliates are restricted.

         REGISTRATION RIGHTS. Concur has agreed to file registration statements registering the re-offer and resale of the Shares and the Warrant Shares under certain circumstances.

         RIGHT OF NOTICE. For a period of time set forth in the Purchase Agreement, in the event that the Board initiates or participates in a process with respect to a transaction that would result in a sale of substantially all the assets of Concur or would result in a change of control of Concur, the Investor is entitled to notice of the commencement of such process and to participate as a bidder in such process.

         RIGHT OF FIRST REFUSAL. The Purchase Agreement grants the Investor a right of first refusal to maintain its proportionate ownership in Concur with respect to future issuances of equity securities (subject to certain exceptions) of Concur.



         The Board also approved an amendment to the Issuer's existing Rights Agreement, dated April 20, 2001 (the "Rights Agreement"), to provide that (i) American Express (and its affiliates and associates) (collectively, "Amex") shall not be deemed to be an "Acquiring Person" until such time as Amex shall be the beneficial owner of more than 15.2% of the Common Stock, and (ii) the Investor shall be able to hold the Shares, the Warrant and the Warrant Shares without regard to such higher percentage of 15.2%; provided, however, that Amex shall be considered to be an "Acquiring Person" in the foregoing instances in the event that Amex makes any public announcement of the intention to commence a tender or exchange offer that is not approved by the Board. The Issuer and Wells Fargo N.A., as Rights Agent, executed an Amendment to Rights Agreement, dated as of July 29, 2008, effecting such amendment to the Rights Agreement.

         Subject to restrictions on transfer and the standstill provisions in the Purchase Agreement and the Warrant, the Investor may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on, among other things, the Issuer's business, prospects and financial condition, general economic conditions in the markets in which the Issuer operates, the market for the Common Stock, the availability of funds, other opportunities available to the Investor, and other considerations.

         Other than as described above and in this Statement, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the following:

                              (Page 6 of 8 pages)

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

         (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

         (a) American Express and the Investor may be deemed to be the beneficial owners of 7,680,000 shares of Common Stock, which constitute approximately 15.2% of the 49,380,671 shares of Common Stock reported as outstanding by the Issuer as of July 29, 2008, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2008 (adjusted to include the Warrant Shares for which the Warrant may be exercised).

         (b) Each of Investor and American Express, by virtue of its 100% ownership interest in Investor, may be deemed to have sole voting and dispositive power with respect to all of the Shares and, upon exercise of the Warrant, would have the sole voting and dispositive power with respect to the Warrant Shares.

         (c) Except as set forth in Item 4 above, no transactions in the securities of the Company have been effected during the past 60 days by Investor and American Express or, to the best knowledge of American Express and the Investor, by any of the persons named in Appendix A and Appendix B hereto.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Statement are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        I. Securities Purchase Agreement between the Investor and the Issuer, dated as of July 29, 2008 (incorporated by reference to Exhibit 10.01 of the Quarterly Report on Form 10-Q of Concur Technologies, Inc. (Commission File No. 000-25137) for the quarter ended June 30, 2008).

        II. Warrant issued by the Issuer to the Investor, dated as of July 29, 2008 (incorporated by reference to Exhibit 4.02 of the Quarterly Report on Form 10-Q of Concur Technologies, Inc. (Commission File No. 000-25137) for the quarter ended June 30,
             2008).

        III. Joint Filing Agreement, dated as of August 7, 2008.


                              (Page 7 of 8 pages)

                                  SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 7, 2008

                          AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.

                          By:     /s/ Stephen P. Norman
                          Name:       Stephen P. Norman
                          Title:      Secretary



                          AMERICAN EXPRESS COMPANY

                          By:     /s/ Stephen P. Norman
                          Name:       Stephen P. Norman
                          Title:      Secretary


                              (Page 8 of 8 pages)

                                                                    APPENDIX A

                           AMERICAN EXPRESS COMPANY

                        LIST OF DIRECTORS AND OFFICERS

         The following individuals are executive officers or directors of American Express. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer and director of American Express is 200 Vesey Street, New York, New York 10285.

---------------------------------------------------------------------------------------------------------------
Name/Title                                                Principal Occupation and Address of Employer
---------------------------------------------------------------------------------------------------------------
Daniel F. Akerson, Director                               Managing Director, The Carlyle Group
                                                          1001 Pennsylvania Avenue, N.W.
                                                          Suite 220 South
                                                          Washington, D.C. 20004

Charlene Barshefsky, Director                             Senior International Partner, WilmerHale
                                                          1875 Pennsylvania Ave., N.W.
                                                          Washington, D.C. 20006

Ursula M. Burns, Director                                 President, Xerox Corporation
                                                          70 Linden Oaks Drive
                                                          Mail Stop: 0809-02A
                                                          Rochester, New York 14625

Kenneth I. Chenault, Director                             Chairman and Chief Executive Officer, American Express
                                                          Company

Peter Chernin, Director                                   President and COO and Director, News Corporation
                                                          10201 West Pico Blvd.
                                                          Building 100, Room 5080
                                                          Los Angeles, California 90035

Jan Leschly, Director*                                    Founder and Partner, Care Capital LLC
                                                          47 Hulfish Street
                                                          Suite 310
                                                          Princeton, New Jersey 08542

Richard C. Levin, Director                                President, Yale University
                                                          105 Wall Street
                                                          New Haven, Connecticut 06511-8917

Richard A. McGinn, Director                               General Partner, RRE Ventures
                                                          126 East 56th Street, 21st Floor
                                                          New York, New York 10021

Edward D. Miller, Director                                Former President and Chief Executive Officer, AXA
                                                             Financial, Inc.
                                                          1290 Avenue of the Americas
                                                          New York, New York 10104

Steven S Reinemund, Director                              Retired Chairman of the Board and Chief Executive Officer,
                                                          PepsiCo, Inc.

Robert D. Walter, Director                                Founder and Executive Director, Cardinal Health, Inc.
                                                          7000 Cardinal Place
                                                          Dublin, Ohio 43017

Ronald A. Williams, Director                              Chairman and Chief Executive Officer, Aetna, Inc.
                                                          151 Farmington Avenue
                                                          Hartford, Connecticut 06156-0001

Daniel T. Henry, Executive Vice President and Chief       Executive Vice President and Chief Financial Officer,
Financial Officer                                         American Express Company

Edward P. Gilligan, Vice Chairman                         Vice Chairman, American Express Company

Alfred F. Kelly, Jr., President                           President, American Express Company

L. Kevin Cox, Executive Vice President,                   Executive Vice President, Human Resources, American
Human Resources                                           Express Company

Ashwini Gupta, Executive Vice President, Chief Risk       Executive Vice President, Chief Risk Officer and
Officer and President Risk, Information Management &      President Risk, Information Management & Banking, American
Banking**                                                 Express Company

John D. Hayes, Executive Vice President Global            Executive Vice President Global Advertising and Brand
Advertising and Brand Management and Chief Marketing      Management and Chief Marketing Officer, American Express
Officer                                                   Company

Judson C. Linville, President & CEO U.S. Consumer         President & CEO U.S. Consumer Services, American Express
Services                                                  Company

Louise M. Parent, Executive Vice President and General    Executive Vice President and General Counsel, American
Counsel                                                   Express Company

Thomas Schick, Executive Vice President Corporate         Executive Vice President Corporate Affairs and
Affairs and Communications                                Communications, American Express Company

Stephen Squeri, Executive Vice President and Chief        Executive Vice President and Chief Information Officer,
Information Officer                                       American Express Company


*Citizen of Denmark

**Citizen of U.S. and India

                                                                     APPENDIX B


                            AMERICAN EXPRESS TRAVEL
                        RELATED SERVICES COMPANY, INC.

                        LIST OF DIRECTORS AND OFFICERS

         The following individuals are executive officers or directors of the Investor. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer and director of the Investor is 200 Vesey Street, New York, New York 10285.

---------------------------------------------------------------------------------------------------------------
                       Name/Title                                            Principal Occupation
---------------------------------------------------------------------------------------------------------------
Kenneth I. Chenault, Director; Chairman and Chief Executive     Chairman and Chief Executive Officer, American
Officer                                                         Express Company

L. Kevin Cox, Director                                          Executive Vice President, Human
                                                                Resources, American Express Company

Louise M. Parent, Director and General Counsel                  General Counsel, American Express Company

Daniel T. Henry, Director                                       Executive Vice President and Chief Financial
                                                                Officer, American Express Company

Alfred F. Kelly, Jr., Group President - Consumer, Small         President, American Express Company
Business and Merchant Services

Edward P. Gilligan, Group President - International and         Vice Chairman, American Express Company
Global Corporate Services

David L. Yowan, Treasurer                                       Senior Vice President and Corporate Treasurer,
                                                                American Express Company

Stephen P. Norman, Secretary                                    Secretary and Corporate Governance Officer, American
                                                                Express Company

                                                                    EXHIBIT III

                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13D
                       ---------------------------------

The undersigned hereby agree as follows:

   (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and
   (ii)   Each of them is responsible for the timely filing of such
          Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: August 7, 2008
                          AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.

                          By:     /s/ Stephen P. Norman
                          Name:       Stephen P. Norman
                          Title:      Secretary



                          AMERICAN EXPRESS COMPANY

                          By:     /s/ Stephen P. Norman
                          Name:       Stephen P. Norman
                          Title:      Secretary